Exhibit 5.1

Tel. (d): +34 91 586 07 96

carolina.albuerne@uria.com

To the entities listed in Schedule 1 (the “Underwriters”)

Madrid, 25 August 2026

Dear Ladies and Gentlemen,

U.S.$1,000,000,000 5.005% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2030 and U.S.$1,000,000,000 5.624% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2034

We write to you as Spanish counsel to Banco Santander, S.A. (the “Bank”) for the purposes of, among others, issuing a legal opinion in connection with the issuance by the Bank of U.S.$1,000,000,000 5.005% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2030 and U.S.$1,000,000,000 5.624% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2034 (the “Notes”).

This legal opinion is issued pursuant to clause 5(d) of the Underwriting Agreement executed on 18 August 2026 (the “Underwriting Agreement”) by the Bank and Barclays Capital Inc., BMO Capital Markets Corp., Deutsche Bank Securities Inc., Jefferies LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Standard Chartered Bank AG, Wells Fargo Securities, LLC and Santander US Capital Markets LLC.

Terms beginning with capital letters but not defined in this letter will have the meanings set out in the Underwriting Agreement.

A.	Documents and information reviewed

In arriving at our opinions, we have reviewed the documents and information listed in the Schedule 2 (the “Documents”).

B.	Assumptions

Our opinions are based on the following assumptions:

(a)	All signatures, stamps and seals on the Documents are genuine.

(b)	The original Documents we have received are authentic and complete. Any copies we have received are complete and correspond to the originals.

(c)	The drafts of the Documents reviewed are the same as the Documents that were executed and approved.

(d)	All the parties to the Documents (other than the Bank) have been duly organised and validly exist under the laws of their respective countries of incorporation.

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(e)

All the parties to the Documents (other than the Bank) have the corporate power to perform the transactions validly and effectively and be a party to the contracts contemplated under the Documents and the contracts have been signed by an individual or individuals who have sufficient capacity to validly and effectively bind the parties to the same and compliance with that established in the contracts is within the legal capacity of each of the parties thereto (other than the Bank). Each person who signed the Documents on behalf of the Bank had the legal capacity (capacidad de obrar) to do so at the time.

(f)

All the documents that should have been filed with the Commercial Registry of Santander by the Bank had been filed and registered on or before the date of our search, and subsequent to this no other documents that bear any relation to the opinions expressed in this legal opinion have been filed or registered.

The content of the commercial registry excerpt issued by the Commercial Registry of Santander in relation to the Bank on 16 July 2026 and the information issued electronically by the website www.rmc.es and the website of the Insolvency Registry (www.publicidadconcursal.es) on the date of this legal opinion accurately reflect the registered information about the Bank.

The information held at the Commercial Registry is assumed to be correct and valid pursuant to article 7 of the Commercial Registry Rules (Reglamento del Registro Mercantil).

(g)	The certificates of the corporate resolutions reviewed are true and accurate and correspond to resolutions that have been validly approved in duly convened, constituted and quorate meetings.

(h)

There are no contractual or other limitations that bind any of the parties to the Documents and that are included in any document that we have not reviewed but that could affect this opinion, nor are there any agreements between any of the parties to the Documents which fully or partially annul, modify or supersede the content of the Documents.

There are no decisions or resolutions of the governing bodies of the Bank that revoke or amend the decisions and resolutions reviewed.

There are no factual circumstances that have not been disclosed to us and that could affect this legal opinion.

(i)	The articles of association (estatutos sociales) of the Bank that we have reviewed are those in force on the date of this legal opinion.

(j)

The Transaction Documents and the Notes (including the Global Notes) governed by the laws of a jurisdiction other than Spain create legal, valid, binding and enforceable obligations for each party to the Transaction Documents and the Notes under such laws.

(k)

The obligations deriving from the Transaction Documents and the Notes (including the Global Notes) that must be complied with in a jurisdiction other than Spain, or that could be affected in any way by the laws of such other jurisdiction, will not be invalid or ineffective by virtue of the said laws, or contrary to its public policy.

(l)

The transactions described in, contemplated in, or financed under the Transaction Documents and the Notes are not contrary to the Bank’s corporate interest (interés social) and the Bank’s directors have not breached their duty of care (deberes de diligencia y lealtad) in relation to the transaction and the issue of the Notes is justified in the best corporate interest (interés social) of the Bank.

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(m)

(i) The centre of main interests of the Bank is located in Spain; (ii) the Bank is not unable to pay its debts as per article 2 of the Insolvency Law (Ley Concursal), which restated text was approved by Royal Legislative Decree 1/2020, of 5 May, (the “Insolvency Law”); (iii) the Bank will not be unable to pay its debts as per article 2 of the Insolvency Law as a consequence of performing its obligations under the Transaction Documents and the Notes; (iv) no petition for insolvency (concurso) has been filed in relation to the Bank; (v) no insolvency, administrative receiver or the like have been appointed, or their appointment sought, to oversee any of the assets of the Bank; (vi) the Bank does not fall under any ground for winding-up as set out in article 363 of the Spanish Companies Law (Ley de Sociedades de Capital), which restated text was approved by Royal Legislative Decree 1/2010, of 2 July; and (vii) the Bank is not in a situation that could determine the application of early intervention or resolution measures pursuant to Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms (Ley 11/2015, de 18 de junio, de recuperación y resolución de entidades de crédito y empresas de servicios de inversión).

(n)	The Global Notes have been issued, authenticated and deposited in the State of New York.

(o)	The Notes will be admitted to trading on the New York Stock Exchange LLC prior to the first interest payment date and will not be admitted to trading on any Spanish market.

(p)	The Notes will not be offered, distributed or sold in Spain in any manner that is inconsistent with the Prospectus.

(q)	The Notes will be originally registered with a clearing and settlement system located outside Spain that is recognized by Spanish law or by the law of another OECD country.

(r)	The Notes qualify as debt instruments pursuant to the applicable Spanish accounting rules and regulations.

(s)

The Notes will comply with all the requirements set out in paragraph 6 of the First Additional Provision of Law 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (Ley 10/2014, de 26 de junio, de ordenación, supervisión y solvencia de entidades de crédito), as amended (“Law 10/2014”). These requirements are set out in Schedule 3 to this legal opinion.

(t)

The Underwriters are not resident in a country or territory which qualifies as a non-cooperative jurisdiction for Spanish tax purposes (in the terms of the First Additional Provision of Law 36/2006, of 29 November, on prevention measures and actions against tax fraud, as amended through Law 11/2021, of 9 July, and as amended, complemented and restated from time to time, currently pursuant to the Order HFP/115/2023, of 9 February 2023, as modified by Order HAC 649/2026, of 21 June).

(u)	The Underwriters are (i) resident for tax purposes in the United States of America; (ii) resident for tax purposes in Germany; or (iii) resident for tax purposes in Singapore.

Where we have not independently verified facts material to the opinions, we have examined and relied on certificates issued by duly authorised representatives of the Bank.

C.	Opinion

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and therefore express no opinion on matters arising under any laws other than the laws of Spain currently in force. This legal opinion is issued on the basis that all related matters will be governed by, and construed in accordance with, Spanish law, and that all matters between the addressees of this legal opinion and ourselves (in particular, those regarding interpretation) will be brought before the Spanish courts.

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Our involvement in the transaction described has been limited to our role as Spanish counsel to the Bank, and we therefore assume no obligation to advise any other party to the transaction. Furthermore, we assume no obligation to advise the Bank or any other party of any changes to the law or facts that may occur after today’s date, regardless of whether they affect the legal analysis or conclusions in this legal opinion.

Legal concepts are expressed in some of the documents in English terms and may not be identical or equivalent to the Spanish legal terms used.

Based on the above, and subject to the additional exceptions, limitations and qualifications set out below, it is our opinion that:

1.	Valid existence

The Bank was duly incorporated and validly exists as a “sociedad anónima” under the laws of Spain.

2.	Declaration of insolvency

According to the information obtained from the Commercial Registry on 16 July 2026 and the search at the Insolvency Registry (Registro Público Concursal, www.publicidadconcursal.es), regulated by articles 560 et seq. of the Insolvency Law, which we carried out on the date hereof, the Bank has not been declared insolvent.

3.	Corporate power

3.1.

The Bank has the corporate power to carry out its object (including the capacity to dispose of and encumber its assets); and to be a party to the Transaction Documents and to perform the obligations deriving from the same.

3.2.	The Bank has the required corporate power to issue the Notes and perform the obligations deriving from the same.

4.	Corporate approvals

4.1.

The execution, delivery and performance of the Transaction Documents have been duly authorised by all the necessary corporate actions of the Bank. Such execution, delivery and performance do not infringe any mandatory provision of Spanish law (legislación española de carácter imperativo) binding on the Bank.

4.2.	Each of the individuals who signed the Transaction Documents in the name and on behalf of the Bank was duly empowered to act in the name and on behalf of the Bank at that time.

4.3.

The issuance of the Notes has been duly authorised by all the necessary corporate actions of the Bank and, when the Notes are paid for in accordance with the Senior Non Preferred Debt Indenture, will be validly issued insofar as Spanish law applies.

4.4.	The Bank has duly authorized, executed and delivered each of the Transaction Documents to which it is a party.

5.	Valid obligations

Insofar as Spanish law applies, the provisions of the Senior Non Preferred Debt Indenture expressly governed by Spanish law will constitute legal, valid and binding obligations of the Bank.

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6.	Licenses and conflicts

6.1.

The execution, delivery and performance of the Transaction Documents, including the issue of the Notes, and the consummation and performance of the transactions contemplated therein, do not require any consent, approval, license, authorization, or registration from any Spanish governmental authority, except for the following: (i) the granting before a notary public of the Notarial Deed of Issuance, which has already taken place, (ii) the filing with the competent Spanish tax authorities as tax exempt of Capital Tax (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados, en su modalidad de Operaciones Societarias) and registration with the Commercial Registry of Santander of the Notarial Deed of Issuance, which will take place after the Closing Date, and (iii) the granting before a notary public, filing with the competent Spanish tax authorities as tax exempt of Capital Tax and registration with the Commercial Registry of Santander of the notarial acknowledgement of disbursement of the Notes (acta notarial de desembolso), which will take place after the Closing Date.

6.2.

The execution, delivery and performance of the Transaction Documents, including the issue of the Notes, and the consummation and performance of the transactions contemplated therein do not entail a breach of the articles of association (estatutos sociales) of the Bank.

7.	Choice of governing law

The choice of the law of the State of New York as the governing law of the Transaction Documents and the terms and conditions of the Notes is valid and should be recognized by the Spanish courts in accordance with the terms of Regulation (EC) No 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (“Rome I”).

Effect being given to this choice of law in court is subject to the law of the State of New York being evidenced to the Spanish courts pursuant to article 281 of Law 1/2000, of 7 January, on the Spanish Civil Procedure Law and taking into account the contents of article 33 of Law 29/2015, of 30 July, on international cooperation in civil matters (“Law 29/2015”).

8.	Non-exclusive jurisdiction clause

Non-exclusive jurisdiction clauses such as clause 13 of the Underwriting Agreement and clause 1.15 of the Senior Non Preferred Debt Indenture should be deemed valid by Spanish courts. That said, we are not aware of any case law that has ruled on the validity of clauses that are similar to these clauses.

9.	Designation of an agent to receive service of process

Provided that it is valid under the law of the State of New York, the designation by the Bank of Banco Santander, S.A., New York Branch as agent to receive service of process contained in the Underwriting Agreement and in the Senior Non Preferred Debt Indenture is valid under Spanish law.

10.	Recognition in Spain of judgments issued by foreign courts

An unappealable judgment duly rendered by a New York Court, in response to a legal action filed before such court in connection with the Transaction Documents would be enforceable in Spain, provided that the requirements in Law 29/2015 are complied with.

These provisions set out that any unappealable judgment rendered outside Spain (apart from countries bound by Regulation (EU) No 1215/2012 of the European Parliament and of the Council of 12 December 2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters) may be enforced in Spain in two different situations: (i) in accordance with any applicable international treaty, or (ii) in the absence of any such treaty, when the requirements in Title V of Law 29/2015, including those applicable to exequatur proceedings, are complied with.

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Since there is no applicable treaty between Spain and the United States, the conditions referred to in point (ii) of the previous paragraph must be satisfied in order to enforce an unappealable judgment of a New York Court in Spain. These conditions are, among others, that the judgment is not irreconcilable with another earlier judgment issued in Spain or in another country (provided in this latter case that the earlier judgment fulfils the conditions to be recognised in Spain), that there are no prior proceedings on the same matter pending in Spain, that the judgment does not infringe public policy and that the relevant matter does not fall under the exclusive jurisdiction of the Spanish courts.

11.	Spanish tax disclosure in the Prospectus

The statements set forth in the Prospectus under the heading “TAXATION—Spanish Taxation— A. TAXATION IN SPAIN OF DEBT SECURITIES” fairly summarize, in necessarily abbreviated terms, to the extent they relate to statements of law or legal conclusions under Spanish tax law in force at the date hereof and subject to qualifications and limitations set forth therein, the matters of Spanish law therein described, however, they do not include all possible consequences that may arise under Spanish laws and regulations.

12.	Stamp duty and other transfer taxes

No stamp, registration or other issuance or transfer taxes should be payable by the Underwriters to Spain or any political subdivision or taxing authority thereof or therein in connection with the issue, acquisition, ownership or disposal of the Notes as set forth in the Underwriting Agreement or the entry into, execution and performance of the Underwriting Agreement.

13.	Tax deductibility of the coupon payments derived from the Notes

Under article 3.a) of the First Additional Provision of Law 10/2014, any coupon payment derived from the Notes, registered as an accounting financial expense and paid by the Bank should be deductible for Spanish Corporate Income Tax purposes for the Bank to the extent that the Bank is a credit entity resident in Spain and registered as such with the Bank of Spain.

14.	Tax regime of payments made in respect of the Notes

The First Additional Provision of Law 10/2014 establishes the tax regime applicable to certain preferred shares and debt instruments. Pursuant to the First Additional Provision of Law 10/2014, any income received under the Notes by holders who have a beneficial interest in the Notes (each a “Holder” and collectively the “Holders”), who are non-resident in Spain for tax purposes and do not act through a permanent establishment in Spain in respect of the Notes, should be exempt from Spanish Non-Resident Income Tax (“NRIT”). Conversely, income deriving from the Notes obtained by Holders who are tax resident in Spain and Holders who are non-resident in Spain for tax purposes acting with respect to the Notes through a permanent establishment in Spain is fully subject to tax in Spain. According to Spanish tax legislation, “income” includes payment of coupons and income deriving from the transfer, redemption or reimbursement of the Notes, on the basis of the positive difference between the amounts obtained in the transfer, redemption or reimbursement of the Notes and their tax basis.

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The tax regime set forth in the First Additional Provision of Law 10/2014 requires, among other conditions, that the Notes qualify as debt instruments for the Bank and that the Notes are listed on a regulated market, multilateral trading facility or other organized market prior to the first interest payment date. Both conditions will be met in the case of the Notes, as the New York Stock Exchange LLC is considered a US national securities exchange equivalent to regulated markets (as defined in Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments) pursuant to the Decision (EU) 2017/2320 of 13 December 2017, on the equivalence of the legal and supervisory framework of the United States of America for national securities exchanges and alternative trading systems in accordance with Directive 2014/65/EU of the European Parliament and of the Council.

Additionally, under the First Additional Provision of Law 10/2014 and RD 1065/2007 (as defined below), all payments of principal, premium (if any) and interest on the Notes made by the Bank to a Holder should be exempt from Spanish withholding tax on account of NRIT, provided that specific conditions are met.

The application of the abovementioned withholding tax exemption on account of NRIT is conditional upon the submission by the paying agent, in a timely manner, to the Bank of a certificate containing certain information relating to the Notes in accordance with section 44 of General Regulations on the Actions and Proceedings Relating to Tax Management and Tax Audit and on Development of the Common Rules of the Procedures to Apply Taxes, as approved by Royal Decree 1065/2007 of 27 July (Real Decreto 1065/2007, de 27 de julio, por el que se aprueba el Reglamento General de las actuaciones y los procedimientos de gestión e inspección tributaria y de desarrollo de las normas comunes de los procedimientos de aplicación de los tributos), as amended by Royal Decree 1145/2011 of 29 July (“RD 1065/2007”), as detailed under the Senior Non Preferred Debt Indenture.

The Bank and its paying agent have arranged certain procedures to facilitate the collection of information concerning the Notes. Before the close of business on the business day immediately preceding the date when any payment of interest or of any income in respect of the early redemption of the Notes is due by the Bank, the Bank must receive from its paying agent a certificate containing certain information relating to the Notes as prescribed under section 44 of the RD 1065/2007.

If, despite these procedures, the relevant information is not received by the Bank on each date when any amount is due under the Notes, the Bank will levy a Spanish withholding tax on account of NRIT at the then-applicable rate (currently 19%) on any payment of income in respect of the Notes. Notwithstanding the above, if, before the tenth calendar day of the month following the month when the relevant income is paid, the relevant paying agent provides the required information, the Bank will refund the amounts withheld.

In case of failure to deliver by the relevant paying agent of the above referred information in a timely manner, Holders who are non-resident in Spain for tax purposes and do not act through a permanent establishment situated in Spain should apply directly to the Spanish tax authorities for any applicable refund.

15.	Tax reporting requirements under RD 1065/2007

The tax reporting requirements to benefit from the withholding exemption indicated are set forth in Article 44 of RD 1065/2007. In accordance with sub-section 5 of Article 44 of RD 1065/2007, the paying agent must submit a duly executed and completed statement to the Bank before the relevant income payment date, in accordance with the form attached as Annex to Royal Decree 1145/2011, with the following information:

(a)	identification of the Notes with respect to which the relevant payment is made;

(b)	payment date;

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(c)	total amount of income to be paid on the relevant income payment date; and

(d)	total amount of income corresponding to Notes held through each clearing system located outside Spain.

The Senior Non Preferred Debt Indenture contains the procedures to be followed by the paying agent with the purpose of facilitating the timely provision by the paying agent to the Bank of a duly executed and completed statement in connection with each income payment.

16.	Tax status of the non-Spanish resident Underwriters

None of the Underwriters who are not resident in Spain should be deemed to be resident in Spain for tax purposes solely by reason of entering into the Underwriting Agreement and the performance or enforcement of their obligations thereunder.

17.	Tax regime of payments made by the Bank to the Underwriters under the Underwriting Agreement

No withholding or other taxes on capital gains or income should be payable to the Kingdom of Spain or any political subdivision or taxing authority thereof or therein by or on behalf of the Underwriters in respect of the payments made by the Bank to the Underwriters under the Underwriting Agreement, provided that the Underwriters (i) are not resident in Spain for tax purposes; (ii) are the beneficial owners of such payment; (iii) are resident for tax purposes in a country which has ratified a Treaty for the Avoidance of Double Taxation with Spain that is fully applicable to the Underwriters (a “DTC”), under which provisions the specific income and capital gains shall be taxable only in the country of residence of the Underwriters; (iv) do not act through a permanent establishment in Spain or in a country or jurisdiction that has not ratified a DTC providing for a full exemption from Spanish taxes on the relevant income and capital gains; and (v) do not operate through a non-cooperative jurisdiction (jurisdicción no cooperativa) for Spanish tax purposes (in the terms of the First Additional Provision of Law 36/2006, of 29 November, on prevention measures and actions against tax fraud, as amended through Law 11/2021, of 9 July, and as amended, complemented and restated from time to time, currently pursuant to the Order HFP/115/2023, of 9 February 2023, as modified by Order HAC 649/2026, of 21 June); and provided that, in all cases, the Underwriters timely provide the Bank or the Spanish tax authorities, as the case may be, with a valid certificate of residence evidencing that the specific Underwriter is resident for tax purposes in such country within the meaning of the DTC ratified by the Kingdom of Spain and such country, duly issued by the tax authorities of its country of residence within the year preceding the date in which the relevant income or capital gain is accrued (if referred to a specific time period, the certificate of residence shall be deemed valid exclusively for that period).

No withholding on fee income should be payable to the Kingdom of Spain or any political subdivision or taxing authority thereof or therein by or on behalf of an Underwriter in respect of the payments of fees (business income) to be made by the Bank under the Underwriting Agreement to those Underwriters that are resident in Spain for tax purposes. These payments of fees will be taxed pursuant to the Spanish corporate income tax.

18.	Absence of license

It is not necessary under the laws of Spain that any person who is a party to the Transaction Documents or the holders of the Notes be licensed or qualified in Spain to enforce their respective rights against the Bank under the Transaction Documents and/or the Notes.

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D.	Qualifications

The opinions above are subject to the following:

(i)

Our opinions are issued subject to the effects and outcome of transactions that may derive from insolvency, the recovery and resolution proceedings of credit institutions and investment firms, pre-insolvency mechanisms or any other similar proceedings that generally affect the rights of all or some creditors, including those that do not fall under judicial insolvency proceedings (in particular, but not limited to, transactions that may derive from the insolvency regulations with respect to the notice of commencement of negotiations with creditors, claw-back actions and restructuring plans), as well as to any principles of public policy (orden público).

Notwithstanding this general qualification, credit rights will be subordinated in the insolvency proceedings if they are held by a creditor that is considered “especially related” to the insolvent debtor pursuant to article 281 (and article 283) of the Insolvency Law (among other reasons, because the creditor directly or indirectly holds at least 5% of the share capital in a listed insolvent debtor or is part of the same group or is a shareholder of the same company as the debtor in certain circumstances, because the creditor is a director or may be considered a de facto director of the insolvent debtor, or unless proven otherwise when the creditor is the assignee or successor of credit rights vis-à-vis the insolvent debtor previously held by any of the foregoing provided that the insolvency proceedings start within two years following the date of the assignment). Any security interest over assets and rights of the insolvent debtor securing a subordinated claim will be cancelled, in accordance with article 302.1 of the Insolvency Law.

In addition, actions that are detrimental to the estate of the insolvent debtor will be subject to a claw back action if they were performed within the two-year period prior to the date of the insolvency petition (or, as applicable and subject to certain conditions, the two-year period prior to the date the insolvent debtor notifies the start of negotiations with creditors, or its intention to start them imminently, in order to agree on a restructuring plan, and between such date and the date of the insolvency declaration), even if there was no fraudulent intent. Unless otherwise evidenced, the detriment will be deemed to exist when, among other circumstances, in rem security interests are created for previously existing obligations or new obligations are created to replace them, or for certain acts carried out for the benefit of those considered to be “especially related” to the insolvent debtor.

Finally, early termination, extinguishment, suspension or amendment clauses triggered by either the insolvency or liquidation of the debtor are invalid pursuant to article 156 of the Insolvency Law, except where by law a contract may be terminated if one of the parties is declared insolvent or is subject to administrative liquidation (liquidación administrativa).

Previous references to the legislation on insolvency proceedings and other similar proceedings are not exhaustive, and therefore there may be other rules that, in one way or another, have an impact on the transaction.

(ii)

In Spanish procedural law, the rules on the burden of proof in judicial proceedings cannot be modified by agreement of the parties and, consequently, any provision of the Transaction Documents in which decisions, certificates, notifications, opinions or the like issued by the parties are deemed conclusive evidence in the absence of a manifest error, would not be upheld by a Spanish court.

Any document that is not in Spanish must be accompanied by an official sworn translation into Spanish for it to be admissible by a Spanish court or authority.

(iii)

Under Spanish law, powers of attorney, appointments and authorisations are generally revocable by the grantor (irrespective of whether they are said to be revocable or irrevocable), provided that the revocation is in good faith; however, this general rule would not prevail when the powers of attorney, appointments or authorisations are a necessary consequence of the underlying relationship between the grantor and the beneficiary.

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(iv)	The information available from the Insolvency Registry (www.publicidadconcursal.es) or the website www.rmc.es may not be entirely accurate or up to date.

(v)

The choice of the law of the State of New York as the governing law of the Transaction Documents and the terms and conditions of the Notes will not restrict the application of the Spanish “overriding mandatory provisions”, as defined in Article 9.1 of Rome I. Furthermore, Spanish courts may refuse to apply a provision of the chosen law if such application is manifestly incompatible with Spanish public policy. Spanish courts may also give effect to the overriding mandatory provisions of the law of the country in which the obligations arising from the contract have been performed or must be performed.

(vi)

The exclusive jurisdiction of the Spanish courts includes matters relating to the incorporation, validity, nullity and dissolution of companies or legal entities domiciled in Spain, and any decisions and resolutions of their governing bodies, the validity or nullity of any recordings with a Spanish registry, and the recognition and enforcement of any judgment or arbitration award in Spain that has been obtained in a foreign country.

(vii)

Our opinion expressed in Section C.4.1 above does not refer to the conformity with the mandatory provisions of Spanish law (legislación española de carácter imperativo) of any provision of the Transaction Documents or the Notes governed by foreign law.

(viii)	We offer no opinion as to the financial or economic reasonableness of the Transaction Documents or the transaction described herein.

This legal opinion is rendered to the addressees identified in this letter and in connection with the transactions described above. This legal opinion is not to be used, circulated, quoted or referred to in any other way or for any other purpose, and no persons other than its addressees may make decisions based on it, nor may they claim any liability for its content without our prior written consent.

As the sole exception to the terms of the preceding paragraph, the addressees may release a copy of this legal opinion to (a) a third party if required by law, a court order or the rules of a supervisory or regulatory body (it can also be sent to the supervisory or regulatory body) or in connection with any judicial or administrative proceedings; and (b) a company within the group of any Underwriter, on a need-to-know basis.

In each case, such release is conditional upon (i) the disclosure being made for information purposes only and (ii) none of the recipients in the above paragraph being entitled to rely on the content of this opinion, or claim any contractual or non-contractual liability against us for its content.

By accepting a copy of this legal opinion, each of the recipients referred to in the paragraphs above acknowledges the terms and conditions set out in such paragraphs and undertakes not to disclose this legal opinion to other parties without our prior written consent.

Upon our written request, the addressees of this legal opinion (where legally possible) will promptly inform us about any disclosure of the same to a third party pursuant to this section.

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Very truly yours,

Uría Menéndez Abogados, S.L.P.

/s/ Carolina Albuerne
Carolina Albuerne

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Schedule 1.- List of Underwriters

Representatives

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

BMO Capital Markets Corp.

151 West 42nd Street

New York, New York 10036

Deutsche Bank Securities Inc.

One Columbus Circle

New York, New York 10019

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Standard Chartered Bank AG

TaunusTurm, Taunustor 1

60310 Frankfurt am Main

Germany

Wells Fargo Securities, LLC

550 South Tryon Street, 5th Floor

Charlotte, North Carolina 28202

Santander US Capital Markets LLC

437 Madison Avenue

New York, NY 10022

Co-Leads

Bridgeway Securities Corp

Oversea-Chinese Banking Corporation Limited

Roberts & Ryan, Inc

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Schedule 2.- Documents and information reviewed

(a)	The information on the Bank publicly available on the website of the Spanish Central Commercial Registry (www.rmc.es), dated as of the date hereof;

(b)	the information publicly available on the Bank as of the date hereof on the website on insolvency rulings (www.publicidadconcursal.es) governed by articles 560 et seq. of the Insolvency Law;

(c)	a copy of the articles of association (estatutos sociales) of the Bank as publicly available at the website of the Bank (www.santander.com), dated as of the date hereof;

(d)

a copy of a notarial deed granted on 18 February 2026 before the Notary Public of Madrid Mr. Luis Carlos Troncoso Carrera under the number 805 of his records by virtue of which, among others, the resolutions adopted by the Executive Committee of the Bank on 16 February 2026 approving the registration of the Registration Statement (as defined below), and the execution of the documents to which the Bank is a party in connection thereto (including the Senior Non Preferred Debt Base Indenture, as defined below) are raised to public;

(e)	a commercial registry excerpt with respect to the Bank regarding its due existence and the current directors of the Bank issued by the Commercial Registry of Santander on 16 July 2026;

(f)

a copy of a notarial deed granted on 24 April 2007 before the Notary Public of Santander Mr. José María de Prada Díez under the number 1,125 of his records by virtue of which, among others, the resolutions adopted by the Board of Directors of the Bank on 26 March 2007 delegating all its powers (except those that cannot be legally delegated) on the Executive Committee are raised to public;

(g)

a copy of a notarial deed granted on 23 July 2026 before the Notary Public of Madrid Mr. Luis Carlos Troncoso Carrera under the number 3,764 of his records by virtue of which the resolutions adopted by the Executive Committee of the Bank on 20 July 2026 approving the issuance of the Notes and the execution of the documents to which the Bank is a party in connection thereto are raised to public;

(h)

a copy of the minutes of decisions taken by Ms. Silvana Borgatti Casale on 18 August 2026, determining, among others, the definitive principal amount of the issuance and of each of the series and the interest rates applicable to each of the series;

(i)

a copy of the notarial deed of issuance of the Notes (escritura pública de emisión) granted by the Bank on 24 August 2026, before the Notary Public of Madrid, Mr. Miguel Ruiz-Gallardón García de la Rasilla under the number 4,938 of his records (the “Notarial Deed of Issuance”);

(j)	a copy of the Underwriting Agreement;

(k)

a copy of the senior non preferred debt indenture dated 15 April 2026 entered into by the Bank and The Bank of New York Mellon, London Branch, as Trustee (the “Senior Non Preferred Debt Base Indenture”);

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(l)

a copy of the second senior non preferred supplemental indenture to the Senior Non Preferred Debt Base Indenture dated 25 August 2026 entered into by the Bank and The Bank of New York Mellon, London Branch, as Trustee, calculation agent and principal paying agent (this document together with the Senior Non Preferred Debt Base Indenture, the “Senior Non Preferred Debt Indenture”);

(m)	a copy of the global notes evidencing the Notes dated 25 August 2026 (the “Global Notes”);

(n)

a copy of the registration statement on Form F-3 filed on 4 March 2026 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, in respect of the Bank (the “Registration Statement”), which includes a base prospectus (the “Base Prospectus”) dated 4 March 2026;

(o)	a copy of the preliminary prospectus supplement prepared in connection with the issuance of the Notes dated 18 August 2026; and

(p)	a copy of the final prospectus supplement prepared in connection with the issuance of the Notes dated 18 August 2026 (this document together with the Base Prospectus, the “Prospectus”).

The Underwriting Agreement and the Senior Non Preferred Debt Indenture will be hereinafter collectively referred to as the “Transaction Documents”.

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Schedule 3.- Requirements for the Notes to qualify under paragraph 6 of the First Additional Provision of Law 10/2014

The Notes will be subject to the tax treatment envisaged in paragraphs 3 and 4 of the First Additional Provision of Law 10/2014, provided that they meet the following requirements:

(a)

They are issued by a Spanish credit institution or a company resident in Spain or in a territory of the European Union that is not considered a non-cooperative jurisdiction, and whose voting rights are directly or indirectly held in full by a Spanish credit institution, and whose business or purpose focuses exclusively on the issue of preferred securities;

(b)

In the case of issues made by a subsidiary of the entities envisaged in point (a), the funds obtained must be permanently invested in full, minus any issuance and management costs, in the parent credit institution, and directly earmarked towards covering the latter’s risks and its financial situation and that of the consolidated group or sub-group to which it belongs;

(c)	They do not grant voting rights to their holders, save in exceptional circumstances established in the respective terms of issue;

(d)	They do not grant pre-emptive rights in connection with future issues; and

(e)	They are listed on a regulated market, multilateral trading facility or other organized market.

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